September 25, 2006

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the fiscal year ended March 31, 2006
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated August 15, 2006, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the fiscal year ended March 31, 2006 (the “2006 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2006

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(d) Investments in Affiliates, page F-10

1.	We note your accounting policy for investments in affiliates. Tell us whether you have any interests in variable interest entities and whether any of those VIE’s consolidated. Further if you have variable interest entities, tell us how you considered the disclosure requirements of FIN 46R.

Response:

Konami currently does not, and during the periods covered by the 2006 20-F did not, have any interests in variable interest entities.

Note 2. Merger and Acquisition, page F-19

2.	We note your disclosure relating to the merger between Konami Sports Corporation and Konami Sports Life and that you accounted for this transaction as a step-acquisition. Provide us the authoritative literature the Company applied in accounting for this exchange of shares and why recording this transaction as a step-acquisition is appropriate. In your response, tell us the Company’s ownership percentage in Konami Sports Life prior to this transaction.

Response:

The merger between Konami Sports Corporation (“KSP”) and Konami Sports Life (“KSL”) was part of a two-step transaction designed to effect the acquisition by Konami of the minority interest in KSP through the issuance of Konami common stock to KSP’s minority shareholders. The transaction was completed in two steps to satisfy the requirements of the Japanese Commercial Code. Prior to the merger, KSL was a wholly owned subsidiary of Konami, and KSP was a 64.51% owned subsidiary of KSL. In the merger, which closed on February 28, 2006, KSP issued shares directly to Konami, as the sole shareholder of KSL, and KSL was merged with and into KSP, making KSP the surviving subsidiary of Konami. Immediately following the merger, Konami engaged in a share exchange with KSP on March 1, 2006 to acquire the minority interest in KSP. In accordance with the provisions of paragraph 14 of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, Konami applied the purchase method to the acquisition of the 35.49% minority interest in KSP (the “minority interest”) existing prior to Konami’s acquisition of the minority interest through the merger of KSP and KSL and the concurrent exchange of all outstanding KSP shares for shares of Konami (“the merger and share exchange transaction”).

3.	We note that in connection with the Konami Sports Life merger approximately US$107 million of the purchase price was allocated to trademarks, US$6 million to membership lists, US$13 million to franchise and other contracts and US$56 million to goodwill. Explain the factors that contributed to allocating a significant portion of the purchase price to goodwill and trademarks. Tell us how long Konami Sports Life has been in existence and explain the methods used to determine the fair value of trademarks recorded in connection with the step-acquisition.

Response:

As noted in our response to question 2 above, the transaction was an acquisition of the minority interest in KSP effected through the merger and share exchange transaction. Prior to the merger and share exchange transaction, KSL was a wholly-owned intermediate holding company of Konami, which held Konami’s majority interest in KSP acquired in February 2001. The intangible assets referred to in your question 3 above were assets of KSP recognized by Konami as a result of the purchase price allocation for the acquisition of the minority interest in KSP in the year ended March 31, 2006 (“fiscal 2006”). We acquired a controlling interest in the corporate predecessor of KSP, PEOPLE CO., LTD., in February 2001, and rebranded the company as Konami Sports Corporation in June 2001. Some of the brands and trademarks used by KSP, such as “XAX (Eg-zas)”, have been used for more than 20 years. The intangible assets associated with the KSP fitness club business were ascribed estimated fair values under purchase accounting by the Company with the assistance of third party appraisers. The intangible assets represented by the trademarks associated with the business were ascribed an estimated fair value using the “relief from royalty method” under the income approach to determine fair value. The intangible assets represented by the membership lists and franchise contracts associated with the business were ascribed estimated fair values using a discounted cash flows model based on projecting operating income for the business. The fair values ascribed to the KSP assets reflected the fact that the KSP brands and the related trademarks were well-known in the Japanese markets as those of the largest fitness club operator in Japan. Goodwill was recognized for the excess of the purchase price over the portion of the fair value of KSP’s net assets represented by the minority interest acquired in the merger and share exchange transaction, including those significant intangibles separately identified and valued in the purchase price allocation.

Note 6. Goodwill and Intangible Assets, page F-24

4.	We note from your disclosure that the Company recognized impairment charges of UD$30 million for trademarks, US$49 million for franchise contracts and US$90 million for property and equipment (Note 6) in your Health & Fitness reporting unit. Provide us a summary of the Company’s analysis relating to the impairment assessment of intangible assets and property and equipment pursuant to SFAS 142 and SFAS 144. Considering the failure to meet growth expectations and cancellation of franchise costs appears to be the basis for recording impairment charges (as disclosed), explain how these factors differed from prior years operations for the Health and Fitness reporting unit (i.e. had the Health and Fitness reporting unit always met growth expectations in prior years and were there fewer cancellations of franchise agreements in prior years).

Response:

Prior to the measurement date for our annual impairment test for intangible assets not subject to amortization in fiscal 2006, we concluded, in accordance with paragraph 17 of SFAS No. 142, “Goodwill and Other Intangible Assets”, that a significant and unexpected decrease in the historical and projected results of operations of KSP indicated that the carrying value of trademarks and franchise contracts were not recoverable.

Although the Japanese fitness industry was expected to sustain continued substantial growth despite Japan’s slow economy in recent years due to the low penetration rates in comparison with the US and European fitness club markets, the fitness industry has not grown as quickly as was generally anticipated. In the first few years of our ownership of KSP, the number of our fitness clubs and members grew fairly quickly, in line with our expectations, but in the last two fiscal years, growth in membership and member expenditures has slowed. The deterioration in the performance of KSP was attributable to a number of factors, including intensifying competition and significant changes in the kinds of services offered by the Japanese fitness industry as a result of the rapidly aging society in Japan. In fiscal 2006, we concluded that our fitness club business strategy focused on nationwide expansion was resulting in costs increasing more rapidly than revenues and was not adequately responding to shifts in the nature of consumer demand for fitness club services in Japan. As a result, we engaged in a comprehensive change in the management of KSP in late fiscal 2006 in an effort to revise our operating strategy, but we were not able to reverse the trend towards declining income in the segment in fiscal 2006. We also noted that some of our competitors were able to obtain profit margins significantly better than those of KSP through controlled expansion, targeted programs and lower costs.

Our valuation of KSP’s trademarks and franchise contracts in fiscal 2006 (both for the purposes of purchase accounting for the acquisition of the minority interest in KSP in March 2006, and the impairment testing of our intangible assets associated with the original acquisition of the controlling interest in KSP in 2001) was made based on the revised business model proposed by KSP’s new management to cope with the current market and industry environment. We estimated the fair value of our trademarks and franchise contracts with the assistance of a third party appraiser, reflecting a decrease in our projected income growth rates in the discounted cash flow analysis to reflect the significant increase in competition in the fitness industry in Japan and lower growth rates than expected in the demand for fitness club services in Japan. Following the purchase price allocation with respect to the assets associated with the additional minority interest we acquired in fiscal 2006 and the impairment of the existing intangible assets associated with the KSP business on our consolidated balance sheet, the carrying values of each category of assets associated with the KSP business on our consolidated balance sheet are the same (stated at the estimated fair value of the assets at the time of the acquisition of the minority interest).

In connection with the change in management and operating strategy of our Health & Fitness operations in fiscal 2006, KSP reviewed its franchisees in light of its current KSP brands and strategies, and canceled certain franchise contracts, which had been recognized as intangible assets at the time of the initial acquisition of a controlling interest in KSP in 2001. Specifically, 19 franchise contracts out of a total of 28 contracts were canceled, which triggered the recognition of an impairment loss reflecting the loss in fair value of the related franchise contract and other intangible assets. As more fully explained in our response to question 6 below, prior to fiscal 2006 there had been virtually no cancellation of franchise contracts since our acquisition of a controlling interest in KSP. Therefore, the circumstances associated with the anticipated recovery of the carrying value of the intangible assets attributed to the franchise contracts in fiscal 2006 differed significantly from prior years.

Another change in our management strategy in fiscal 2006 was to focus on the results of individual clubs rather than focusing on groups of facilities. As a result, we reassessed the grouping of our long-lived assets for impairment reviews in fiscal 2006. In prior years, we reviewed our fitness club assets for impairment based on groups of clubs in geographic areas where club operations were characterized by interdependencies. However, in fiscal 2006, in connection with changes in the management of our Health & Fitness operations and in the operating structure of our clubs, we changed to a management model focused on individual club operations, which we considered to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets pursuant to SFAS 144. We concluded that such a change in the grouping of assets was appropriate under SFAS 144, because it was driven by the shift in our strategy to a business model that eliminated most of the interdependency factors previously in place among our facilities, such as sharing of marketing and advertising costs and program development. Also, our ability to generate identifiable cash flow data at the individual club operation level was a result of a change in our reporting system, which was a by-product of the changes in the actual operations of our clubs. Cash flow data at that level was not available in the prior years due to reporting system limitations that reflected our prior business model.

Some impairments were attributable to individual club locations that had additions during fiscal 2006 that were found to be impaired as they were made. Such additional impairments were caused by insufficient market forecasts caused by significant market changes during the rather long lead time required for planning and construction of new club facilities and major asset additions to existing facilities. The asset addition plans approved by the former KSP management under expansion strategies in prior years continued to be made during fiscal 2006 without appropriate reassessment for recoverability, which later led to the additional impairments in the 2006 annual review led by the new management of our Health & Fitness segment.

5.	Considering the impairment charges were recorded for intangible assets and property and equipment, explain why goodwill was not determined to be impaired. In your response, provide a summary of the Company’s impairment analysis of goodwill pursuant to SFAS 142.

Response:

There was no remaining goodwill from our initial acquisition of a controlling interest in KSP in 2001, as it was fully impaired in 2003.

6.	We note the Company determined in 2006 that franchise contracts have a finite life of 14 years as opposed to an indefinite life as disclosed in prior filings. Explain why the Company previously considered franchise contracts to have an indefinite life. Address the authoritative literature the Company considered in accounting for franchise contracts in prior years.

Response:

Franchise contracts represent contractual arrangements for KSP to provide fitness club know-how and programs to the franchisees in exchange for royalty payments. From our adoption of SFAS 142 up to and including the fiscal year ended March 31, 2005, we determined that our intangible assets related to franchise contracts, which were mostly entered into prior to our initial acquisition of KSP in 2001, were indefinite-lived based on our assessment as to the expected use of the asset, contractual provisions that might affect the renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors prescribed in SFAS 142 and its implementation guidance, specifically the principles included in example 4 of Appendix A to SFAS No. 142. Although the contract terms varied and ranged from 2 to 7 years, the history of those contracts indicated that all contracts had been continuously renewed without exception since their inception decades ago, and all renewals were made with little or no cost to KSP. In addition, KSP management expected all contracts to be continuously renewed for the foreseeable future. KSP management believed this in part because they considered the franchisees’ reliance on KSP contracts to be high in the current market environment where nationally known brand names and programs were critical in attracting club members. Therefore the royalty cash flows from those franchise contracts were expected to continue indefinitely.

However, in fiscal 2006, in connection with changes in management of our Health & Fitness operations, KSP reviewed the franchisees in light of the current KSP brands, and terminated many of the contracts, which resulted in write-offs of the intangible assets associated with those contracts. Due to the fact that certain of those contracts were in fact terminated and that there would be a higher likelihood of franchise terminations under the current franchise management policy, KSP concluded that they had finite lives, consistent with the principles illustrated in Example 5 of Appendix A of SFAS No. 142. The estimated useful lives of the remaining franchise contracts were then determined to be 14 years based on the average of the lives estimated for each contract based on the facts and circumstances specific to each contract. Management will update such analysis on an annual basis to determine if significant changes to the estimated useful life will be required.

7.	You disclose that after the “2006 reassessment”, intangible assets with indefinite lives included trademarks and gaming licenses. Explain to us why these intangible assets are considered to have indefinite lives. As it relates to trademarks provide us a summary of the types of products to which trademarks relate, the lives of those products and why the trademarks lives would not be limited to the lives of the related products.

Response:

Intangible assets associated with gaming licenses relate to the state gaming licenses required for manufacture and sale of casino gaming machines in Australia which were acquired in connection with the acquisition of Konami Australia in 2001. These licenses may be renewed indefinitely at little cost and were renewed multiple times prior to acquisition by Konami. We intend to renew the licenses indefinitely, and historically there has been no compelling challenge to the renewal of the licenses. Therefore, the cash flows from those licenses are expected to continue indefinitely, based on the interpretative guidance included in example 4 of Appendix A to SFAS No. 142.

As to the intangible assets associated with trademarks, the amounts capitalized represent the KSP trade name under which certain product and program trademarks exist. So the indefinite life assumption basically relates to the KSP company life not specific product lives, as illustrated in example 7 of Appendix A to SFAS No. 142. From a branding perspective, the KSP name “Konami Sports Club” is expected to continue to be the umbrella brand that Konami will use to market the company’s fitness products and services. Konami announced in 2003 that the company would update its group brand logo design to mark its 30th anniversary. In connection with that announcement and to cement KSP’s position as the No.1 brand in the fitness club industry in Japan, Konami unified its collection of club brands, including “XAX (Eg-zas)” and People, into a single brand: Konami Sports Club, thereby strengthening its brand recognition. KSP now operates under its umbrella brand “Konami Sports Club” with three principal club brands: the “XAX (Eg-zas)” chain of adult-oriented fitness clubs will remain the mainstay, complemented by the “Undo-Jyuku” network of children’s schools, and the business-oriented GRANCISE.

Note 13. Income Taxes, page F-31

8.	We note the Company recognized a tax benefit of approximately US$145 million in fiscal 2006 due to the reversal of an accrued income tax liability recorded in fiscal 2003. It is not evident from your disclosures why a tax liability was recorded in fiscal 2003 and subsequently reversed in fiscal 2006. Clarify the circumstances and nature of the events that resulted in this liability and subsequent reversal. Further explain how the Company considered the provisions of SFAS 109 in recording the tax liability in 2003 and reversing the liability in 2006.

Response:

In fiscal 2003, for the purpose of reorganizing our group into a holding company structure, we had sold our equity interest in KSP to KSL, a wholly-owned subsidiary established as a holding company for KSP. In connection with such sale, Konami intended to recognize a loss on the sale for tax purposes equal to the amount of the excess tax basis over the fair value of the KSP stock, but a legitimate business reason, as evidenced by the completion of a holding company structure, was a necessary condition to support the deductibility of such loss under Japanese tax regulations. The deductibility of such loss became uncertain because the reorganization plan was subsequently delayed and was not expected to be completed within a predictable time frame. Consequently, Konami reserved the entire amount of the tax benefit of the loss deducted on the 2003 tax return by accruing current taxes and by not recognizing the deferred tax asset relating to such loss.

In fiscal 2006, the reorganization to a holding company structure including the merger between KSP and KSL, the acquisition of the minority interest in KSP, and the separation of Konami Digital Entertainment, was fully completed. Because we concluded that the completion of the reorganization sufficiently supported the deductibility of the loss on the 2003 tax return, Konami reversed the accrued tax liability and recognized the tax benefit in 2006 in accordance with SFAS 109.

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If you have any questions about this response letter, please contact, by fax or by e-mail, Noriaki Yamaguchi (fax: 03-5220-9905) or Junichi Motobayashi (fax: 03-5220-9903).

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and
Chief Financial Officer
Konami Corporation

cc:	Thomas Ferraro
(Securities and Exchange Commission)

John D. Young, Jr.
Andrew Winden
Kenji Taneda
(Sullivan & Cromwell LLP)